UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2009

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                          to

Commission File Number: 001-34500

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Chester County Corporation

9 North High Street

West Chester, PA 19381

First National Bank of Chester County Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

Trustees

First National Bank of Chester County Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the First National Bank of Chester County Retirement Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

New York, New York

June 30, 2010

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31,

Assets	2009	2008

Investments, at fair value
Money market	$174,465	$16,802
Stable value fund	3,665,225	3,419,463
Mutual funds	8,193,456	6,146,641
Common stock	709,666	717,075
Participants’ loans	440,615	313,950
Total investments	13,183,427	10,613,931

Receivables
Employer’s fixed contribution receivable	—	500,262
Interest and dividend income receivable	10,946	11,683
Total receivables	10,946	511,945

Net Assets Available For Benefits	$13,194,373	$11,125,876

The accompanying notes are an integral part of these statements

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

Additions to net assets attributed to:
Investment income:
Interest	$24,454
Dividends	252,080
Net appreciation in fair value of investments	1,981,437
2,257,971

Contributions:
Employer’s-matching	377,118
Participants’	768,606
Participants’ rollover	28,785
1,174,509

Total Additions	3,432,480

Deductions from net assets attributed to:
Benefits paid to participants	1,362,932
Administrative expenses	1,051

Total deductions	1,363,983

Net Increase	2,068,497

Net Assets Available For Benefits
Beginning of year	11,125,876
End of Year	$13,194,373

The accompanying notes are an integral part of this statement

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note A — Description of Plan

The following description of First National Bank of Chester County Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a 401(k) defined contribution plan covering eligible employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan administrator is First National Bank of Chester County (the “Bank”).

Eligible employees for purposes of making salary reduction contributions means any employee who has completed 90 days of service and has attained the age of 21.

Eligible employees with respect to discretionary profit sharing contributions means any employee who was eligible for making salary reduction contributions and has also completed one year of service.

Contributions

Each year, participants may contribute a percentage of compensation up to the maximum allowed by law not to exceed $16,500 in 2009. If a participant is 50 or older, they can elect to defer additional amounts (catch-up contributions) to the plan up to $5,500 in 2009. The Company contributes a matching contribution of 75% of the amount of the salary reduction the participant elects to defer up to 5% of their annual compensation. The matching contribution is made in cash and is invested based upon each participant’s investment choice.

An additional discretionary contribution may be allocated among participants eligible to share in the contribution for the Plan year. The contribution is allocated to the participants’ account in an amount equal to 3% of compensation up to $30,000 and an additional 6% of annual compensation in excess of $30,000 up to $245,000. The discretionary contribution is made in cash and is invested based upon each participant’s investment choice. No discretionary contribution was made for 2009.

The bank’s amount of employer contributions may be increased or decreased at the discretion of the board, provided that reasonable notice is provided to participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution, (b) the Company’s discretionary contribution and (c) Plan earnings after administrative expenses. Allocation of Plan earnings are based on the participant’s accounts as of the preceding valuation date. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Vesting

Participants are immediately vested in their contributions. Vesting in the Company’s contribution portion of their accounts is as follows:

Years of Service	Percentage
Less than 1	0%
1 but less than 2	33%
2 but less than 3	66%
3 or more	100%

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Participant loans

Participants may borrow from their fund accounts, a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participants’ account and bear interest at rates ranging from 4.25% to 9.25% which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid through payroll deductions.

Payment of benefits

Upon termination of service, retirement, death or disability, the vested portion of a participant’s account may be distributed to the participant or beneficiary by transfer to another qualified plan or individual retirement account, through a lump-sum distribution or in installment payments. If a participant’s account balance is less than $5,000 but greater than $1,000 upon termination, a distribution of the participant’s account may be made automatically into an individual retirement account. If a participant’s account balance is less than $1,000 upon termination, a distribution of the participant’s account may be made automatically in a single lump-sum cash distribution.

In-service withdrawals of all or a portion of a participant’s vested account balance may be made by participants who have attained the age of 59 1/2. Hardship withdrawals from a participant’s deferral contribution accounts are permitted when certain criteria are met. However, subsequent to a hardship withdrawal, the participant’s pre-tax and/or Roth after-tax contributions will be suspended for a period of six months. In-service withdrawals of all or a portion of a participant’s rollover account balance may be withdrawn at any time.

Forfeited accounts

At December 31, 2009 and 2008 forfeited non-vested accounts totaled $5,311 and $16,962, respectively.  All forfeitures were used to reduce employer contributions to the Plan.

Note B — Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Shares of First Chester County Corporation’s common stock are valued at quoted market prices. Participant loans are valued at their outstanding balance, which approximates fair value.

The Plan enters into an investment contract with the Lincoln National Life Insurance Company.  The contract allows the Plan to offer an investment option, Lincoln Stable Value Account, with a guaranteed rate of return.  Once invested in this fund, the participant may be limited under certain circumstances to transfer or withdraw funds from the investment.  In accordance with the provisions of “Reporting of Fully

Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans,” the stable value account was determined to be fully benefit-responsive by the Plan administrator; accordingly, it is

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

stated at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), which approximates fair value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The average yield and crediting interest rate for the year ended December 31, 2009 was approximately 3.85%. The crediting interest rate is based on a formula agreed upon with the issuer, but in no event is less than 1.75%.  Such interest rates are reset quarterly.

Generally there are not any events that could limit the ability of the Plan to transact at Contract Value paid within 90 days or, in rare circumstances, Contract Value paid over time. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than Contract Value paid either within 90 days or over time.

Purchases and sales of securities are recorded on a trade-date basis. Interest is accrued as earned. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note C — Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2009	2008
Lincoln Stable Value Account	$3,665,225	$3,419,463
American Funds – Bond Fund of America R3	1,124,266	868,517
American Funds – EuroPacific Growth R3	986,273	756,288
American Funds – Growth Fund of America R3	998,165	696,799
Davis Funds NY Venture A	746,574	622,872
Delaware American Services Fund Class A	—	368,984
Goldman Sachs Mid Cap Value A	917,212	645,149
Van Kampen Comstock R	1,022,634	875,571
Vanguard 500 Index	992,724	851,151
First Chester County Corporation Common Stock	709,666	717,075

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,981,437 as follows:

2009
Mutual funds	$1,963,115
Common stock	18,322
$1,981,437

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note D — Fair Value Measurements

FASB (ASC) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritized the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB (ASC) 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 Inputs to the valuation methodology include

• quoted prices for similar assets or liabilities in active markets;

• quoted prices for identical or similar assets or liabilities in inactive markets;

• inputs other than quoted prices that are observable for the asset or liability;

• inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common stocks, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year end. The mutual fund shares in the Plan are valued at quoted market prices in an exchange and active market.

Participant loans: Valued at amortized cost, which approximates fair value.

Guaranteed investment contract: Valued at contract value, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s financial assets at fair value on a recurring basis as of December 31, 2009 and 2008:

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Index funds	$992,724	—	—	$992,724
Growth funds	2,799,986	—	—	2,799,986
Large blended funds	746,574	—	—	746,574
Value funds	2,161,681	—	—	2,161,681
Emerging market	155,204	—	—	155,204
Fixed income	1,124,266	—	—	1,124,266
Real estate	213,021	—	—	213,021
Total Mutual Funds	8,193,456	—	—	8,193,456

Common stocks	709,666	—	—	709,666
Money market funds	174,465	—	—	174,465
Guaranteed investment contract	—	—	$3,665,225	3,665,225
Participant loans	—	—	440,615	440,615
Total assets at fair value	$9,077,587	—	$4,105,840	$13,183,427

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds:
Index funds	$851,151	—	—	$851,151
Growth funds	2,008,053	—	—	2,008,053
Large blended funds	622,872	—	—	622,872
Value funds	1,662,045	—	—	1,662,045
Fixed income	868,517	—	—	868,517
Real estate	134,003	—	—	134,003
Total Mutual Funds	6,146,641	—	—	6,146,641

Common stocks	717,075	—	—	717,075
Money market funds	16,802	—	—	16,802
Guaranteed investment contract	—	—	$3,419,463	3,419,463
Participant loans	—	—	313,951	313,951
Total assets at fair value	$6,880,518	—	$3,733,414	$10,613,931

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

	Guaranteed Investment Contracts	Participant Loans
Balance, beginning of year	$3,419,463	$313,951

Purchases, sales, issuances, and settlements	245,762	126,664

Balance, end of year	$3,665,225	$440,615

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note E — Related Party Transactions

Certain Plan assets are invested in shares of common stock of First Chester County Corporation, the parent company of the Bank. In addition, the Bank is the Plan sponsor and administrator. Accordingly, these transactions qualify as party-in-interest.

Note F — Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Note G — Tax Status

The Trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the Internal Revenue Code (the “Code”), and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter dated February 12, 2003 from the Internal Revenue Service.  The Plan has been amended since February 12, 2003 and has not yet received a favorable tax determination letter.  The Plan administrator believes that the Plan continues to qualify and to operate in compliance with the applicable requirements of the Code. In February 2010, the Plan was amended to comply with the Economic Growth and Tax Relief and Reconciliation Act of 2001 (“EGTRRA”).

Note H — Merger

As announced on December 28, 2009, Tower Bancorp, Inc., parent company of Graystone Tower Bank (“Graystone”), has entered into a definitive merger agreement to acquire First Chester County Corporation, parent company of First National Bank of Chester County. The combined organization and experienced leadership team will enhance banking and asset management services for retail customers and businesses in eleven counties throughout central Pennsylvania and Maryland.  It is currently anticipated that the 401K Plan will be merged into the Graystone Employees' Profit Sharing Plan.

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

EIN 23-1209886

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

(a) Party in interest	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Current value
	Lincoln	3,665,225 shares of Lincoln Stable Value Account	$3,665,225

	Wilmington Trust	221,724 shares of Wilmington Trust Prime Money Market less net cash payables	174,465

	American Funds	95,277 shares of American Funds Bond Fund of America R3	1,124,266

	AIM	11,988 shares of AIM Real Estate A	213,021

	American Funds	26,175 shares of American Funds EuroPacific Growth R3	986,273

	American Funds	37,065 shares of American Funds Growth Fund of America R3	998,165

	Baron	15,011 shares of Baron Small Cap	289,116

	Davis Funds	24,099 shares of Davis NY Venture A	746,574

	Diamond Hill Funds	10,410 shares of Diamond Hill Small Cap A	221,834

	Eaton Vance Structured	11,794 Emerging Market Fund-I	155,204

	Goldman Sachs	31,650 shares of Goldman Sachs Mid Cap Value A	917,212

	T Rowe Price	11,256 shares of Mid-Cap Growth Fund Inc. Advisor Class	526,432

	Van Kampen	74,050 shares of Van Kampen Comstock R	1,022,635

	Vanguard	9,669 shares of Vanguard 500 Index	992,724

*	First Chester County Corp	76,279 shares of First Chester County Corp Common Stock	709,666

	Plan Participants	Participant loan balances outstanding (interest rates of 4.25% - 9.25%)	440,615

			$13,183,427

* Party-in-interest to the Plan

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First National Bank of Chester County
Retirement Savings Plan

Dated: June 30, 2010	/s/ Eric A. Segal
Eric A. Segal
Chief Financial Officer
First National Bank of Chester County